Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271475

PROSPECTUS SUPPLEMENT NO. 18
(to Prospectus dated May 5, 2023)

FOXO Technologies Inc.

Up to 10,062,500 Shares of

Class A Common Stock Issuable Upon

Exercise of Public Warrants

Up to 316,250 Shares of

Class A Common Stock Issuable Upon

Exercise of Private Warrants

Up to 1,905,853 Shares of

Class A Common Stock Issuable Upon

Exercise of Assumed Warrants

Up to 5,288,364 Shares of Class A Common Stock

Up to 316,250 Private Warrants to

Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-271475) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 10,062,500 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), issuable upon the exercise of 10,062,500 publicly-traded warrants with an exercise price of $11.50 per share (the “Public Warrants”), which were originally issued by Delwinds (as defined in the Prospectus) as part of its initial public offering of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (ii) 316,250 shares of our Class A Common Stock issuable upon the exercise of 316,250 private warrants (the “Private Warrants”) with an exercise price of $11.50 per share, which were originally issued to DIAC Sponsor LLC (the “Sponsor”) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) in a private placement of units at a purchase price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, and (iii) 1,905,853 shares of Class A Common Stock issuable upon the exercise of 1,905,853 warrants at an exercise price of $6.21 per share (the “Assumed Warrants”), which were originally issued to accredited investors by Legacy FOXO (as defined in the Prospectus) in a private placement of convertible debentures and warrants and assumed by us pursuant to the Business Combination ( as defined in the Prospectus), and of which only 258,652 Assumed Warrants are outstanding following the consummation on May 26, 2023 of our issuer tender offer, the Offer to Exchange Warrants to Acquire Shares of Class A Common Stock and Consent Solicitation, pursuant to which an aggregate of 1,647,201 Assumed Warrants were tendered and are no longer outstanding.

The Prospectus and this prospectus supplement also relate to the potential offer and resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to 5,288,364 shares of Class A Common Stock, which consists of (i) 4,039,614 shares of Class A Common Stock, which were originally issued to the Sponsor in the form of Founder Shares (as defined in the Prospectus) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) at an initial purchase price of approximately $0.004 per share, (ii) 632,500 shares of Class A Common Stock, which were originally issued to the Sponsor (and subsequently distributed to the permitted transferees of the Sponsor) in a private placement of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (iii) up to 316,250 shares of our Class A Common Stock issuable upon exercise of 316,250 Private Warrants held by the members of the Sponsor at an exercise price of $11.50 per share, and (iv) 300,000 shares of Class A Common Stock issued to J.V.B. Financial Group, LLC (“JVB”), acting through its Cohen & Company Capital Markets division, in connection with the transactions contemplated by that certain Amendment and Termination Agreement, dated as of September 15, 2022, which shares are being registered pursuant to a general release agreement entered into between the Company and JVB, providing for a general release, effective upon effectiveness of this registration statement, of any and all claims by JVB against the Company in exchange for the registration of JVB’s shares of Class A Common Stock for resale; and (b) up to 316,250 Private Warrants held by the members of the Sponsor to purchase up to 316,250 shares of Class A Common Stock at an exercise price of $11.50 per share. We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders.

Our Class A Common Stock is currently listed on the NYSE American LLC under the symbol “FOXO.” On October 31, 2023, the closing price of our Class A Common Stock was $0.0582. Our Public Warrants are currently quoted on the OTC Pink Marketplace under the symbol “FOXOW.” On October 30, 2023, the closing price of our Public Warrants was $0.0029.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting standards. As such, we have elected to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 3, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): October 29, 2023

FOXO TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

729 N. Washington Ave., Suite 600 Minneapolis, MN	55401
(Address of Principal Executive Offices)	(Zip Code)

(612) 562-9447

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	FOXO	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Letter Agreement for Software License and Development

On October 29, 2023, FOXO Technologies Inc. (the “Company”) entered into a letter agreement (the “Letter Agreement”) with KR8 AI Inc. (“KR8”), pursuant to which KR8 granted the Company a provisional exclusive license (the “License”) to use KR8’s KR8 AI Eco System and iOS/Android app to develop one or more consumer health, wellness and longevity apps. The Letter Agreement limits the distribution of any such apps to consumers in North America. The Letter Agreement provides that KR8 will grant the Company a non-provisional exclusive License with a perpetual term upon the parties’ signing of a definitive license agreement.

Pursuant to the Letter Agreement, the Company agreed to pay KR8 an initial license and development fee of $2,500,000, with $1,500,000 to be paid in cash in agreed upon monthly increments and the remaining $1,000,000 to be paid in the Company’s Class A common stock, $0.0001 par value (“Common Stock”), at 102% of the closing price of the Common Stock on the date of the definitive agreement, subject to the authorization of NYSE American, provided that, (i) with the consent of KR8, portions of the cash fee may be paid in shares of Common Stock and (ii) for so long as the Common Stock is listed on a major exchange, commencing July 1, 2024, if the average trading volume exceeds $50,000 per day for an agreed upon period, up to a third of any monthly fee may be paid in shares of Common Stock.

In addition to the license and development fee, the Company agreed to pay KR8 a royalty of 15% of product subscriber revenues, with a minimum annual royalty to be agreed upon by the parties. If the royalty paid in respect of any year is less than the applicable minimum, the License will become non-exclusive; the Company will have the option to maintain exclusivity by paying the shortfall.

Pursuant to the Letter Agreement, KR8 will provide ongoing support and maintenance for a monthly fee of $50,000. In addition, KR8 will assist with the development of any apps. The Company will pay KR8 110% of its out-of-pocket costs in providing development services; provided that the first $50,000 due for development services any month will be deemed satisfied by payment of the monthly maintenance fee.

Pursuant to the Letter Agreement, KR8 will own all rights to intellectual property produced solely by KR8 in performing under the License, provided that the Company will have the right to use such property pursuant to the License. The Company will own all rights to intellectual property in the form of both sample meta-data and paired molecular data collected including research results and biomarkers produced solely by the Company utilized in KR8’s products, including without limitation the raw and processed epigenetic data, provided KR8 will have the right to use such property pursuant to the License. The Company and KR8 will jointly own all rights to intellectual property produced jointly.

Pursuant to the Letter Agreement, the parties agreed to promptly negotiate and enter into a definitive license agreement containing the terms described in the Letter Agreement and such other customary terms and conditions, including among others, scope and timing of deliverables, use restrictions, terms with respect to confidentiality, indemnification, insurance, choice of law and forum, conditions of default, rights and remedies upon a default, warranties and limitations of liability. If the parties fail to enter into a definitive license agreement prior to November 15, 2023, each party’s remedy will be limited to commencing an arbitration to determine all issues not agreed upon. If the arbitrators fail to provide a remedy with respect to each issue raised, the parties will nevertheless be obligated to perform as set forth in the Letter Agreement, subject to such rights of termination as may be agreed upon in a license agreement.

Mark White, the Interim Chief Executive Officer of the Company and a director of the Company, is KR8’s President. Martin Ward, the Interim Chief Financial Officer of the Company, is KR8’s Chief Financial Officer. Mr. White and Mr. Ward each beneficially owns more than 5% of the common stock of KR8.

The foregoing description of the Letter Agreement is intended to be a summary and is qualified in its entirety by reference to such agreement, which has been filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated by reference herein.

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Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

As previously disclosed, on September 20, 2022, the Company issued to certain investors 15% Senior Promissory Notes (the “PIK Notes”) in an aggregate principal amount of $3,457,500, each with a maturity date of April 1, 2024 (the “Maturity Date”). Pursuant to the terms of the PIK Notes, commencing on November 1, 2023, and on each one month anniversary thereof, the Company is required to pay the holders of the PIK Notes an equal amount until their outstanding principal balance has been paid in full on the Maturity Date, or, if earlier, upon acceleration or prepayment of the PIK Notes in accordance with their terms. The Company failed to make the payments due on November 1, 2023, which constitutes an event of default under the PIK Notes.

As a result of this event of default, the interest rate of the PIK Notes increased from 15% per annum (compounded quarterly on each December 20, March 20, June 20 and September 20) to 22% per annum (compounded annually and computed on the basis of a 360-day year). In addition, the holders of the PIK Notes may, among other remedies, accelerate the Maturity Date and declare all indebtedness under the PIK Notes due and payable at 130% of the outstanding principal balance.

Given the Company’s current cash constraints, the Company is currently in discussions with the holders of the PIK Notes with respect to certain amendments to the PIK Notes to cure the event of default; however, there can be no assurance that the PIK Note holders will agree to amend the PIK Notes.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 31, 2023, the Company received notice from NYSE American that NYSE American had halted trading in the Common Stock until the effectiveness of the Reverse Stock Split (as defined in Item 5.03 below) because the Common Stock was consistently selling at a low selling price per share in violation of Section 1003(f)(v) of the NYSE American Company Guide.

NYSE American informed the Company that it will attempt to reopen trading in the Common Stock on November 7, 2023, which is when the Common Stock is expected to begin trading on a post-split basis, provided that NYSE American no longer deems the selling price of the Common Stock to be too low. There can be no assurance that the Common Stock will resume trading on November 7, 2023, or at all.

To the extent required by this Item 3.01, the information set forth in Item 5.03 below is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 31, 2023, the Company amended its Second Amended and Restated Certificate of Incorporation, as amended (the “Charter Amendment”), to implement a 1-for-10 reverse stock split, such that every 10 shares of Common Stock will be combined into one issued and outstanding share of Common Stock, with no change in the $0.0001 par value per share (the “Reverse Stock Split”).

The Reverse Stock Split will be effective at 4:01 p.m., Eastern Time, on November 6, 2023. The Company expects that upon the opening of trading on November 7, 2023, the Common Stock will begin trading on a post-split basis under CUSIP number 351471305, subject to NYSE American’s determination that the price of the Common Stock is not too low.

No fractional shares will be outstanding following the Reverse Stock Split. Holders of fractional shares will be entitled to receive, in lieu of any fractional share, the number of shares rounded up to the next whole number.

The foregoing description of the Charter Amendment is not complete and is subject to, and qualified in its entirety by, the complete text of the Charter Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K, and incorporated by reference herein.

To the extent required by this Item 5.03, the information set forth in Item 3.01 above is incorporated herein by reference.

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Cautionary Note Regarding Forward-Looking Statements

The information contained in this Current Report on Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “intend,” “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. With respect to the matters addressed in this Current Report on Form 8-K, those factors include, but are not limited to: whether the Company and KR8 will enter into a definitive license agreement prior to November 15, 2023, or at all; whether the Company will develop one or more consumer health, wellness and longevity apps; whether any PIK Note holders will accelerate the debt due on their PIK Notes or exercise any other available remedies under the PIK Notes; whether the PIK Note holders will agree to amend the PIK Notes and the terms of any such amendments, if obtained; whether NYSE American will reopen trading in the Common Stock on November 7, 2023, or at all. While the Company believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.1	Certificate of Amendment to Certificate of Incorporation of FOXO Technologies Inc. filed October 31, 2023.
10.1	Letter Agreement, dated October 29, 2023, by and between FOXO Technologies Inc. and KR8 AI Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOXO Technologies Inc.

Date: November 2, 2023	By:	/s/ Mark White
		Name:	Mark White
		Title:	Interim Chief Executive Officer

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Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

FOXO TECHNOLOGIES INC.

FOXO Technologies Inc., a Delaware corporation (the “Corporation”) does hereby certify that:

FIRST: The name of the Corporation is FOXO Technologies Inc.

SECOND: This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation, as amended, and any amendments thereto (the “Charter”), last amended by a certificate of amendment to the Certificate of Incorporation filed with the Secretary of State on September 15, 2022.

THIRD: Article IV of the Charter is hereby amended by deleting and restating such Article IV in its entirety as follows:

“The total number of shares of capital stock that the Corporation shall have authority to issue is 510,000,000 shares, consisting of: (i) 500,000,000 shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock” and “Common Stock”); and (ii) 10,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

Reverse Stock Split. Upon the filing of this Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) outstanding shares of Class A Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined and converted into one (1) share of Common Stock (the “New Common Stock”) based on a ratio of one (1) share of New Common Stock for each ten (10) shares of Old Common Stock. This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. No stockholders will receive cash in lieu of fractional shares. All references to “Class A Common Stock” and “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.”

FOURTH: This amendment was duly adopted in accordance with the provisions of Sections 212 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall become effective as of November 6, 2023 at 4:01 p.m. Eastern Time.

* * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 31st day of October, 2023.

FOXO TECHNOLOGIES INC.

By:	/s/ Mark White
Name:	Mark White
Title:	Interim Chief Executive Officer

Exhibit 10.1

KR8 AI Inc.

112 North Curry Street

Carson City, NV 89703

October 29, 2023

FOXO Technologies, Inc.

729 N. Washington Ave.

Suite 600

Minneapolis, MN 55401

Re: Software License

Dear FOXO Technologies Inc.,

This letter confirms that KR8 AI INC. and FOXO Technologies Inc. have agreed that KR8 will grant and does hereby grant to FOXO a provisional exclusive license (the “License”), limited to the consumer direct health and wellness industries in North America, to integrate the software underlying KR8’s products, specifically, the KR8 AI Eco System and iOS/Android APP (the “Software”), with FOXO’s epigenetic biomarker technology and software to develop an AI machine learning epigenetic APP to enhance health, wellness and longevity. The non-provisional License shall be granted upon signing of a definitive agreement.

The principal terms of the License are as follows:

Field - Exclusivity	The grant is for the exclusive right to use the Software in connection with the development, marketing and exploitation of one or more consumer-based APPs (“FOXO Products”) to enhance health, wellness and longevity having the initial features and capabilities described on Exhibit A. Distribution of the FOXO Products will be limited to consumers in North America.

Term	Perpetual.

License and Development Fee	There will be an initial License and Development Fee of $2,500,000. $1,500,000 will be payable in cash in agreed upon monthly increments with the balance in common stock of FOXO valued at 102% of the closing market value on the date of the definitive agreement (provided that the NYSE American has authorized the issuance of such shares) and (i) with the consent of KR8, portions of the cash fee may be paid in shares of common stock of FOXO and (ii) for so long as FOXO’s common stock is listed on a major exchange, commencing July 1, 2024, if the average trading volume exceeds $50,000 per day for an agreed upon period, up to 1/3rd of any monthly fee may be paid in shares of common stock of FOXO.

Product Development	In addition to the grant of the License, KR8’s personnel will develop agreed upon proprietary algorithms and assist with the development of APIs, user interfaces and cross platform capabilities. KR8 will be paid 110% for its out-of-pocket costs in providing assistance; provided that the first $50,000 due for development services any month will be deemed satisfied by payment of the monthly maintenance fee.

Royalty; Minimum Royalty	In addition to the License and Development Fee, FOXO will pay a royalty of 15% of Product Subscriber Revenues, with a minimum annual royalty to be agreed.

Non-exclusivity	If the royalty paid in respect of any year is less than the applicable minimum, FOXO will have the option to maintain exclusivity by paying the shortfall or the License becomes non-exclusive.

Support and Maintenance	KR8 will provide ongoing support and maintenance for a monthly fee of $50,000.
IP Ownership

KR8 will own all rights to intellectual property produced solely by KR8 in performing under the License, provided FOXO shall have the right to use such property pursuant to the License.

FOXO will own all rights to intellectual property in the form of both sample meta-data and paired molecular data collected including research results and biomarkers produced solely by FOXO utilized in KR8’s products, including without limitation the raw and processed epigenetic data, provided KR8 shall have the right to use such property pursuant to the License.

KR8 and FOXO will jointly own all rights to intellectual property produced jointly.

In addition to the terms set forth above, KR8 and FOXO will promptly commence negotiations with respect to, document, execute and exchange a Software License Agreement containing the terms set forth above and such other terms and conditions, including among others, scope and timing of deliverables, use restrictions, terms with respect to confidentiality, indemnification, insurance, choice of law and forum, conditions of default, rights and remedies upon a default, warranties and limitations of liability, as are customarily contained in a license agreement such as that contemplated hereby.

This letter agreement is intended to be a binding obligation of each party and should the parties fail to consummate the License Agreement contemplated in the preceding paragraph prior to November 15, 2023, each party’s remedy shall be limited to commencing an arbitration to determine all issues not agreed upon. If the arbitrators fail to provide a remedy with respect to each issue raised, the parties shall nevertheless be obligated to perform as set forth herein, subject to such rights of termination as may be agreed upon in the License Agreement.

(Signature Pages Follow)

If you are in agreement with the foregoing, please execute a copy of this letter in the space below to confirm our understanding.

KR8 AI Inc.

By:	/s/ Mark White
Mark White
Interim Chief Executive Officer
Member of Board of Directors

(INTENTIONALLY LEFT BLANK)

Agreement confirmed as of the date set forth above:

FOXO TECHNOLOGIES, Inc.

By:	/s/ Andrew J. Poole
Andrew J. Poole
Non-Executive Member of the Board of Directors

(INTENTIONALLY LEFT BLANK)

Agreement confirmed as of the date set forth above:

FOXO TECHNOLOGIES, Inc.

By:	/s/ Bret Barnes
Bret Barnes
Chairman of the Board of Directors

(INTENTIONALLY LEFT BLANK)

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